Filed Pursuant to Rule 424(b)(3)

 Registration No. 333-278793

PROSPECTUS  SUPPLEMENT NO. 10

(to prospectus dated April 26, 2024)

MultiSensor AI Holdings, Inc.

This prospectus supplement updates, amends and supplements the prospectus dated April 26, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-278793).

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on January 6, 2025, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

We are an “emerging growth company” and “smaller reporting company” for purposes of federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves certain risks. See the section entitled “Risk Factors” beginning on page 5 of the Prospectus and under similar headings in any further amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the SEC nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 6, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) January 6, 2025

MultiSensor AI Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-40916 (Commission File Number)	86-3938682 (I.R.S. Employer Identification No.)

2105 West Cardinal Drive

Beaumont, Texas 77705

(Address of principal executive offices) (Zip Code)

(866) 861-0788

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	MSAI	The Nasdaq Capital Market
Warrants to purchase common stock	MSAIW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Interim President Appointment

On January 6, 2025, the Board of Directors (the “Board”) of MultiSensor AI Holdings, Inc. (the “Company”) appointed Stuart V. Flavin III, the Company’s Interim Chief Executive Officer, to also serve as the Company’s Interim President, effective January 6, 2025 (the “Effective Date”). Steven Winch, the Company’s President, transitioned out of this position on the Effective Date but remains a member on the Board and will continue to serve as an employee of the Company in the role of Senior Advisor through a 90-day notice period pursuant to Mr. Winch’s employment agreement, after which Mr. Winch will cease employment with the Company.

Mr. Flavin’s biography was previously reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2024. There are no family relationships between Mr. Flavin and any director or executive officer of the Company that would be required to be disclosed pursuant to Item 401(d) of Regulation S-K, and there are no transactions involving Mr. Flavin that would be required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Chief Financial Officer Transition

On January 6, 2025, the Board appointed Robert Nadolny, Vice President – Controller of the Company, as the Company’s Chief Financial Officer to serve as its principal financial officer and principal accounting officer as of the Effective Date, succeeding Peter Baird in these positions. Mr. Baird, the Company’s Chief Financial Officer and principal financial officer and principal accounting officer, transitioned out of these positions on the Effective Date, and was appointed Chief Commercial Officer of the Company.

Mr. Nadolny, age 36, served as Vice President – Controller of the Company from August 2024 to January 2025. Prior to joining the Company, from August 2011 to August 2024, Mr. Nadolny served in various roles with increasing responsibility, most recently as Senior Manager at Ernst & Young, LLP (“EY”), and from 2018 to 2020 also served as the firm’s Global Assurance Technology Sector Resident. During his tenure at EY, Mr. Nadolny assisted clients in assessing their financial statements and internal control environments, analyzed financial forecasts and models, and developed analytic solutions to enhance audit efficiency and provide valuable insights. Mr. Nadolny is a Certified Public Accountant (“CPA”), holding an active CPA license in Texas and California. Mr. Nadolny received a Bachelor’s degree in Business Administration and a Master’s degree in Professional Accounting from the University of Texas at Austin McCombs School of Business.

There are no family relationships between Mr. Nadolny and any director or executive officer of the Company that would be required to be disclosed pursuant to Item 401(d) of Regulation S-K, and there are no transactions involving Mr. Nadolny that would be required to be disclosed pursuant to Item 404(a) of Regulation S-K. The Company expects Mr. Nadolny to enter into the Company’s standard indemnification agreement for officers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MULTISENSOR AI HOLDINGS, INC.

Date: January 6, 2025	/s/ Stuart V. Flavin III
Stuart V. Flavin III
Interim Chief Executive Officer and Interim President